[Telscape International, Inc. letterhead]


                             February 19, 1999


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: Telscape International, Inc. -- Registration Statement on Form S-1 filed on July 31, 1998 (File No. 333-60271)

Ladies and Gentlemen:

     Telscape International, Inc. (the "Company") hereby requests to withdraw, pursuant to Rule 477, the Company's Registration Statement on Form S-1, filed on July 31, 1998 (File No. 333-60271). This request is being made because the Company believes that it is not in the best interests of the Company or its stockholders, in light of the current condition of the U.S. debt security markets, to issue the Company's debt securities to the public at the present time.


                               Very truly yours,

                               /s/ Todd M. Binet

                               Todd M. Binet
                               Chief Financial Officer
                               Telscape International, Inc.